 

UNITED
SECURITIES AND EXC
Washington

09059079

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A-B
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40569

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>1/1/08</u> AND ENDING <u>12/31/08</u>
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Alexander Dunham Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Wilshire Boulevard
(No. and Street)

Los Angeles, CA 90071

(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Somes   (310) 234-3312
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.



OATH OR AFFIRMATION

I, James D. Somes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alexander Dunham Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

<u>   None   </u>

_____

_____

_____
                        Signature

PLEASE SEE ATTACHED "CALIFORNIA
JURAT WITH AFFIANT STATEMENT"
                        Title

_____
      Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 _____

2 _____

3 _____

4 _____

5 _____

6 _____

Signature of Document Signer No. 1   Signature of Document Signer No. 2 (if any)

State of California

County of ___Los Angeles___

Subscribed and sworn to (or affirmed) before me on this

___27th___ day of ___February___, 20_09_, by
  Date   Month   Year

(1)___James D. Somes___,
                    Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me (.) (,)

(and

(2)_____,
                    Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me.)

Signature _____
                      Signature of Notary Public

Place Notary Seal Above

OPTIONAL
---

*Though the information below is not required by law, it may prove
valuable to persons relying on the document and could prevent
fraudulent removal and reattachment of this form to another document.*

Further Description of Any Attached Document

Title or Type of Document:_____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

ALEXANDER DUNHAM SECURITIES, INC.
(A Wholly-owned Subsidiary of Alexander Dunham Capital Group, Inc.)

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Alexander Dunham Securities, Inc.

We have audited the accompanying statement of financial condition of Alexander Dunham Securities, Inc. (a wholly-owned subsidiary of Alexander Dunham Capital Group, Inc.) as of December 31, 2008, and the related statements of income, changes in stockholder's equity, liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alexander Dunham Securities, Inc. at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental computation of net capital pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

February 20, 2009
San Diego, California

ALEXANDER DUNHAM SECURITIES, INC.
(A Wholly-owned Subsidiary of Alexander Dunham Capital Group, Inc.)

Statement of Financial Condition

December 31, 2008

ASSETS

Cash in bank	$ 6,160
Prepaid expenses	3,747
Total assets	$ 9,907

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ -
Stockholder's equity	
Common stock, par value $1 per share, 1,000 shares authorized and 170 shares issued and outstanding	170
Paid-in capital	223,957
Treasury stock	(241,263)
Retained earnings	27,043
Total stockholder's equity	9,907
	$ 9,907

See notes to financial statements.

ALEXANDER DUNHAM SECURITIES, INC.
(A Wholly-owned Subsidiary of Alexander Dunham Capital Group, Inc.)

Statement of Income

Year Ended December 31, 2008

Revenues	
Transaction fees	$50,000
Operating expenses	
Outside services	45,000
Other	2,017
Total operating expenses	47,017
Net income	$ 2,983

See notes to financial statements.

ALEXANDER DUNHAM SECURITIES, INC.
(A Wholly-owned Subsidiary of Alexander Dunham Capital Group, Inc.)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2008

	Common Stock	Paid-in Capital	Treasury Stock	Retained Earnings
Balance, beginning of year	$170	$223,957	$(241,263)	$196,159
Distributions	-	-	-	(172,099)
Net income	-	-	-	2,983
Balance, end of year	$170	$223,957	$(241,263)	$ 27,043

Statement of Liabilities Subordinated to Claims of General Creditors

Year Ended December 31, 2008

Balance, beginning of year	$ -
Increases	-
Decreases	-
Balance, end of year	$ -

See notes to financial statements.

4

ALEXANDER DUNHAM SECURITIES, INC.
(A Wholly-owned Subsidiary of Alexander Dunham Capital Group, Inc.)

Statement of Cash Flows

Year Ended December 31, 2008

Cash flows from operating activities	
Net income	$ 2,983
Adjustments to reconcile net income to	
net cash from operating activities	
Changes in operating assets and liabilities	
Due from affiliate	171,144
Prepaid expenses	(3,747)
Net cash from operating activities	170,380
Cash flows from financing activities	
Distributions	(172,099)
Net decrease in cash	(1,719)
Cash, beginning of year	7,879
Cash, end of year	$ 6,160
Supplemental disclosure of cash flow information:	
Interest paid	$ -
Taxes paid	$ -

See notes to financial statements.

1. **THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES**

   The Company. Alexander Dunham Securities, Inc. (the "Company") is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company is a wholly-owned subsidiary of Alexander Dunham Capital Group, Inc.

   Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

   Revenue recognition. Transaction fees are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized when received. Costs connected with transaction fees are expensed as incurred.

   Income Taxes. The Company files consolidated federal and state income tax returns. Deferred and current taxes are recorded on a separate company basis utilizing the liability method of accounting whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect. The Company is given credit in the year incurred for any deductions, net operating losses, and credits that are subject to consolidated tax return rules and limitations.

   Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2008 reasonably approximate the fair values for financial instruments.

2. **RELATED PARTY TRANSACTIONS**

   During the year ended December 31, 2008, the Company's parent provided the use of facilities and other services valued at approximately $1,700.

3. **NET CAPITAL REQUIREMENTS**

   Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

   At December 31, 2008, the Company had no aggregate indebtedness. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2008, the Company had net capital of $6,160 which was $1,160 in excess of the amount required by the SEC.

ALEXANDER DUNHAM SECURITIES, INC.
(A Wholly-owned Subsidiary of Alexander Dunham Capital Group, Inc.)

Notes to Financial Statements

4. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3**

    The Company relies on Section K(2)(i) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

5. **TREASURY STOCK**

    The Company is holding 169 shares of common stock as treasury stock. The amount of treasury stock is based on cost paid.

*****

ALEXANDER DUNHAM SECURITIES, INC.
(A Wholly-owned Subsidiary of Alexander Dunham Capital Group, Inc.)

Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2008

	Audited Financial Statements	FOCUS X-17A-5 Part IIA	Differences
Total stockholder's equity	$ 9,907	$182,244	$(172,337)
Less non-allowable assets			
Due from affiliate	-	176,084	176,084
Prepaid expenses	3,747	-	(3,747)
Net capital	6,160	6,160	-
Minimum net capital required	5,000	5,000	-
Excess net capital	$ 1,160	$ 1,160	-
Total aggregate indebtedness	$ -	$ -	-
Ratio of aggregate indebtedness to net capital	0.00	0.00	

Note: *There were audit adjustments to due from affiliate and prepaid expenses. However, these adjustments had no effect on the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2008.*

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Alexander Dunham Securities, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Alexander Dunham Securities, Inc. ("the Company") for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Bures & Farrington APC

February 20, 2009
San Diego, California

ALEXANDER DUNHAM SECURITIES, INC.

(A Wholly-owned Subsidiary of Alexander Dunham Capital Group, Inc.)

Financial Statements
And
Independent Auditor's Report

Year Ended December 31, 2008